

October 28, 2009

Harry Miller, President
Clifton Star Resources Inc.
430-580 Hornby Street
Vancouver, BC V6C 3B6

> **Re:** **Clifton Star Resources Inc.**
> **Amendment No. 3 to Registration Statement on Form 20-F**
> **Filed August 24, 2009**
> **File No. 0-53117**

Dear Mr. Miller:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

Steve Taylor, Esq.
(206) 232-1196